UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-38333

CUSIP NUMBER

G3206V100

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Estre Ambiental, Inc.

(Full Name of Registrant)

Boulevard Acquisition Corp II Cayman Holding Company

(Former Name if Applicable)

4509, Avenida Brigadeiro Faria Lima Avenue, 8th Floor

(Address of Principal Executive Office (Street and Number))

São Paulo, SP, Brazil, 04538-133

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Estre Ambiental, Inc. (the “Registrant” or “we”) is unable to file its Annual Report on Form 20-F for the year ended December 31, 2018 (the “Form 20-F”) by the prescribed date of April 30, 2019, without unreasonable effort or expense, because the Registrant needs additional time to complete certain disclosures, analyses and applications of accounting policies to be included in the Form 20-F, including in the Registrant’s audited financial statements as of and for the year ended December 31, 2018 included therein, as described below.

During the course of 2018, the revenue we generated from our collection business significantly decreased and our liquidity position deteriorated. We are currently focused on executing a number of initiatives aimed at allowing us to improve our liquidity position and return to growth, and additional disclosure will be provided in the Form 20-F. These initiatives include seeking to sell certain of our assets, as well as a reduction and focusing of our collections business and, as a result, we have been required to reclassify certain assets as being held for sale as of and for the year ended December 31, 2018. The cumulative effect of the reclassification of assets as being held for sale, together with new accounting standards that we were required to implement in the preparation of our financial statements as of and for the year ended December 31, 2018, has delayed the finalization of our financial statements.

In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect the Registrant’s business, results and operations. Statements regarding the implementation of future actions, plans or strategies, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws or regulations; the Registrant’s ability to implement its strategies, including in relation addressing the Registrant’s liquidity constraints and deteriorated profitability; the effectiveness of the Registrant’s risk management policies and procedures, including operational risk; litigation, such as class actions or tax assessments brought by governmental and regulatory agencies; general economic and market conditions, industry conditions, and other operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Registrant’s results of operations, to differ materially from current expectations. Except as required by law, the Registrant undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Felipe Rodriguez	+55-11	2124-3265
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes X No. Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Commission on June 20, 2018.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date hereof, the Registrant has not yet finalized its consolidated financial statements as of and for the year ended December 31, 2018 to be included in the Form 20-F. However, the Registrant anticipates that the following significant changes in its results of operations from the last fiscal year will be reflected in these financial statements once finalized, among potential others:

1.

Loss of Revenues in our largest Public Collection & Sweeping Contracts – The Registrant currently expects the Form 20-F to reflect a reduction in revenue for the year ended December 31, 2018 as a result of the new terms of the temporary emergency contracts that the Registrant entered into with the municipalities of São Paulo and Curitiba. The Registrant currently expects to report an approximate 6% decrease in its total revenues from services rendered in the year ended December 31, 2018 as compared with the year ended December 31, 2017.

2.

Impairment of Assets and Goodwill – The Registrant currently expects the Form 20-F to also reflect the impairment of assets and goodwill from our businesses that have been negatively affected by the worsening of market conditions in approximately R$575 million (U.S.$148.4 million).

3.

Implementation of New Accounting Standards - The Registrant currently expects the Form 20-F to reflect the application of new accounting standards such as: (i) IFRS 9, which requires us to record our expected credit losses on all our financial assets measured at amortized costs and at fair value through other comprehensive income based on 12 months or lifetime basis, when applicable. We currently expect that the impact of the IFRS 9 as of December 31, 2018 will be approximately R$24 million (U.S.$6.2 million) on selling expenses, net; and (ii) IFRS 15, which establishes a five-step model to account for revenue arising from contracts with customers and require that revenue be recognized at an amount that reflects the consideration to which the entity expects to be entitled in exchange of transferring good or services to customers. We currently expect that the impact of the IFRS 15 as of December 31, 2018 will be approximately R$24 million (U.S.$6.2 million) on net revenues and R$11 million (U.S.$2.8 million) on financial results.

4.

Accounting standards and interpretations issued recently and not yet adopted by the Company – IFRS 16 – Leases was published but is not yet mandatory for financial statements as of December 31, 2018. The Registrant concluded the process of estimating the impact of this new standard on such contracts. This analysis included an estimate of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on the Registrant and where this exercise is reasonably certain. This depended, to a large extent, on the specific facts and circumstances applicable to the major asset classes. As of January 1, 2019, the Registrant’s management estimates a right to use asset and a lease liability at the present value of approximately R$38 million (U.S.$9.8 million).

The foregoing information is unaudited and is based on the Registrant’s estimates of its results of operations for the year ended December 31, 2018 available as of the date of this form. Accordingly, the Registrant’s actual results may differ significantly from the estimates set forth above and there may be other significant changes in the Registrant’s results of operations for the year ended December 31, 2018 from the last fiscal year that are not described above.

For convenience purposes only, the amounts in Brazilian reais (R$) for the year ended December 31, 2018 presented above have been translated to U.S. dollars (US$) using the rate R$3.8742 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate.

Estre Ambiental, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2019	By	/s/Felipe Rodriguez
Name: Felipe Rodriguez Title: Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).